UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRITON EMISSION SOLUTIONS INC.

(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

89678J 102

 (CUSIP Number)

MITCHELL R. MILLER
103 De Diego Avenue, Unit 601
San Juan, PR 00911-3529
(561) 594-0774

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89678J 102

1.	Names of Reporting Person: MITCHELL R. MILLER
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instructions):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	N/A

6.	Citizenship or Place of Organization:	USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	20,350,000 shares of common stock

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	20,350,000 shares of common stock

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,350,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	23.1%

14.	Type of Reporting Person (See Instructions):	IN

CUSIP No. 89678J 102

ITEM 1.          SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D Statement relates is Shares of Common Stock, par value $0.001 per share, of TRITON EMISSION SOLUTIONS INC. (the “Issuer”).  The principal executive office of the Issuer is located at 151 San Francisco St., Suite 201, San Juan, PR 00901.

ITEM 2.          IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Mitchell R. Miller (the “Reporting Person”).

(b) The business address of the Reporting Person is at 151 San Francisco St., Suite 201, San Juan, PR 00901.

(c) The Reporting Person’s principal occupation is as the Senior Vice President of Business Development for the Issuer.  The principal address of the Issuer is as set forth under Item 1.

(d) During the past five years, the Reporting Person has not been  convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect tto such laws.

(f) The Reporting Person is a United States citizen.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person is the beneficial owner of 20,350,000 shares of Common Stock of the Issuer (the “Shares”).

On December 31, 2014, the Reporting Person acquired 20,350,000 restricted shares of the Issuer’s common stock (the “Shares”) in a private transaction with Rasmus Norling, the Issuer’s President, Chief Executive Officer and Chief Technology Officer.  The purchase price was paid by the issuance by the Reporting Person of an unsecured promissory note in the principal amount of the aggregate purchase price, bearing interest at a rate of 1.72% per annum, maturing on the 9th anniversary of the transaction date.

ITEM 4.          PURPOSE OF TRANSACTION

The 20,350,000 Shares acquired by the Reporting Person were acquired for investment purposes.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer.

CUSIP No. 89678J 102

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Class of Securities	Number of Securities(1)	Percentage of Class
Common Stock	20,350,000 Shares of Common Stock (direct)	23.1%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Schedule 13D Statement. As of December 31, 2014, there were 88,095,005 shares of Common Stock issued and outstanding.

(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the shares held by him and has the sole power to dispose of or to direct the disposition of the shares held by him.

(c)	Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 above.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares other than the Reporting Person.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

CUSIP No. 89678J 102

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On December 31, 2014, the Reporting Person entered into an agreement with Rasmus Norling to purchase from Mr. Norling 20,350,000 shares of Common Stock at a price of $0.21 per share.  Mr. Norling is the Issuer’s Chief Executive Officer, President and Chief Technical Officer.  Mr. Norling is also a director of the Issuer.  The purchase price for the shares were paid for by the Reporting Person by the issuance of an unsecured promissory note in the principal amount of the aggregate purchase price, bearing interest at a rate of 1.72% per annum, maturing on the 9th anniversary of the transaction date.

Except as specifically described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

1. Securities Purchase Agreement between Rasmus Norling and Mitchell Miller dated as of December 31, 2014 relating to the purchase and sale of 20,350,000 shares of the Issuer’s Common Stock.

2. Promissory Note dated December 31, 2014 issued by Mitchell Miller in favor of Rasmus Norling in the principal amount of $4,273,500.

CUSIP No. 89678J 102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2015
Date
/s/ MITCHELL R. MILLER
Signature
MITCHELL R. MILLER
Name/Title

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of December 31, 2014 by and between Rasmus Norling (the “Seller”), and Mitchell Miller (the “Purchaser”).

WHEREAS, the Seller owns securities in Triton Emission Solutions Inc., a Delaware

Corporation, (the “Company”) whose common stock is currently registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, and is currently quoted on the OTCQB over-the-counter marketplace under the symbol “DSOX”;

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(1) of the Securities Act of 1933, as amended, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, certain securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Seller and the Purchaser agree as follows:

ARTICLE I

DEFINITIONS

1.1

Definitions.  In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings indicated:

 “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 of the Securities Act.

“Business Day” means any day other than Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law or other government action to remain closed.

“Closing” means the consummation of the purchase and sale of the Shares and the Warrant pursuant to Section 2.1 hereof.

“Closing Date” means the date of the Closing.

“Commission” means the Securities and Exchange Commission.

“Common Stock” means the common stock of the Company, par value $0.01 per share.

 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Lien” means any lien, charge, claim, security interest, encumbrance, right of first refusal or other restriction.

“Person” means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or any court or other federal, state, local or other governmental authority or other entity of any kind.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Securities” means the Shares.

“Securities Act” means the Securities Act of 1933, as amended.

“Shares” means an aggregate of twenty million three hundred and fifty thousand (20,350,000) shares of Common Stock, which are being sold to the Purchaser at the Closing.

“Transfer Agent” means Pacific Stock Transfer Company, or any successor transfer agent for the Company.

“Transfer Agent Instructions” means, with respect to the Company, the Transfer Agent Instructions executed by the Seller and delivered to and acknowledged in writing by the Transfer Agent.

“Transaction Documents” means this Agreement and any other documents or agreements executed in connection with the transactions contemplated hereunder.

ARTICLE II

PURCHASE AND SALE

2.1

Closing.  Subject to the terms and conditions set forth in this Agreement, at the Closing the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, twenty million three hundred and fifty thousand (20,350,000) Shares, for an aggregate purchase price equal to four million two hundred and seventy-three thousand five hundred dollars ($4,273,500).  The Closing shall take place at such location or time as the parties may agree.

2.2

Deliveries.

(a)

On or prior to the Closing Date, the Seller shall deliver or cause to be delivered to the Purchaser the following:

(i)

this Agreement, duly executed by the Seller;

(ii)

duly executed Transfer Agent Instructions acknowledged in writing by the Company’s Transfer Agent;

(iii)

one or more stock certificates, free and clear of all restrictive and other legends (except as expressly provided in Section 4.1 hereof), evidencing the number of Shares in Section 2.1 above, registered in the name of the Purchaser and

(b)

On or prior to the Closing Date, the Purchaser shall deliver or cause to be delivered to the Seller:

(i)

 this Agreement, duly executed by the Purchaser; and

(ii)

a promissory note for the purchase price set forth in Section 2.1 above, in United States dollars.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1

Representations, Warranties and Covenants of the Seller.  The Seller hereby represents, warrants and covenants to the Purchaser as follows:

(a)

Authorization; Enforcement.  Except as set forth in Section 2.3 hereof, the Seller has the requisite power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  Each of the Transaction Documents has been (or upon delivery will be) duly executed by the Seller and is, or when delivered in accordance with the terms hereof will constitute, the valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b)

Title to Shares. The Seller has good and marketable title in the Shares owned by it free and clear of all Liens.

(c)

Private Placement.  Neither the Seller nor any Person acting on the Seller’s behalf has, directly or indirectly, at any time within the past six months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Section 4(a)(1) of the Securities Act with the offer and sale by the Seller of the Securities as contemplated hereby or (ii) cause the offering of the Securities pursuant to the Transaction Documents to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions.

(d)

No Public Offering of Securities,  Neither the Seller nor any Person acting on the Seller’s behalf, and to the best of the Seller’s knowledge, after reasonable investigation, neither the Company nor anyone acting on the Company’s behalf:

(i)

has offered or sold any of the Securities by any form of general solicitation or general advertising, as those terms are used in Regulation D of the Securities Act; or

(ii)

has otherwise offered or sold any of the Securities in any manner constituting a “public offering” as such term is used in and construed under Section 4(a)(2) of the Securities Act.

3.2

Representations, Warranties and Covenants of Purchaser.  The Purchaser hereby represents, warrants and covenants to the Seller as follows:

(a)

Authority.  The Purchaser represents and warrants to the Seller that (i) the Purchaser is at least 18 years of age and is legally competent to execute this Agreement, (ii) this Agreement and the other Transaction Documents to which it is a party constitute valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with the terms hereof and thereof, and (iii) the address shown under the Purchaser’s signature at the end of this Agreement is the Purchaser’s principal residence.

(b)

Investment Intent.  The Purchaser is acquiring the Shares for its own account for investment purposes only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, without prejudice, however, to the Purchaser’s right, subject to the provisions of this Agreement, at all times to sell or otherwise dispose of all or any part of such Securities pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws.  Nothing contained herein shall be deemed a representation or warranty by the Purchaser to hold Securities for any period of time.  The Purchaser does not have any agreement or understanding, directly or indirectly, with any Person to effect any distribution of any of the Securities.  The Purchaser understands that its acquisition of the Securities has not and will not be registered under the Securities Act or registered or qualified under the applicable law of any other jurisdiction in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of such Purchaser’s investment intent as expressed herein.

(c)

Experience of Purchaser.  The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  The Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(d)

Access to Information.  The Purchaser is an executive officer, director and Affiliate of the Company.  As such, the Purchaser acknowledges that it has had access to, received and reviewed all information about the Company it considers necessary or appropriate for deciding whether to acquire the Securities and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.  The Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Securities.

(e)

Certain Trading Limitations.  The Purchaser agrees that beginning on the date hereof until ninety (90) days from the Closing Date, it will not enter into any Short Sales.  For purposes of this Section 3.2(e), a “Short Sale” means a sale of Common Stock that is marked as a short sale and that is executed at a time when Purchaser has no equivalent offsetting long position in the Common Stock.  For purposes of determining whether the Purchaser has an equivalent offsetting long position in the Common Stock, all Common Stock and all Common Stock that would be issuable upon conversion or exercise in full of all options then held by Purchaser (assuming that such options were then fully convertible or exercisable, notwithstanding any provisions to the contrary, and giving effect to any conversion or exercise price adjustments scheduled to take effect in the future) shall be deemed to be held long by the Purchaser.

(f)

Restricted Securities. The Purchaser understands that the Securities are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from an Affiliate of the Company in a transaction not involving a public offering and that, under such laws and applicable regulations, such securities may be resold without registration under the Securities Act only in limited circumstances.

(g)

Acknowledgement of Canadian Resale Restrictions. The Purchaser acknowledges and agrees that the Company is an “OTC reporting issuer” as that term is defined in Canadian Multilateral Instrument 51-105 – Issuers Quoted in the U.S. Over-the-Counter Markets of the Canadian Securities Administrators (“MI 51-105”), and that the Securities are being sold pursuant to exemptions from the prospectus requirements of applicable Canadian securities laws. The Purchaser further acknowledges and agrees that the Securities may not be traded in or from a jurisdiction in Canada unless such trade is made in accordance with the provisions of MI 51-105, the Purchaser will comply with such conditions in making any trade of the Securities in or from a jurisdiction in Canada and the Company will refuse to register any transfer of the Securities made in connection with a trade of the Securities in or from a jurisdiction in Canada and not made in accordance with the provisions of MI 51-105. Notwithstanding the generality of the forgoing, as of the date hereof, MI 51-105 generally provides that the Shares may not be traded in or from a jurisdiction in Canada unless the following conditions have been met:

(i)

A four month period has passed from the later of (x) the date that the Company distributed the Securities, and (ii) the date the Securities were distributed by a control person of the Company;

(ii)

If the person trading the Securities is a control person of the Company, such person has held the Securities for at least 6 months;

(iii)

The number of Securities that the person proposes to trade, plus the number of securities of the same class that such person has traded in the preceding 12 months, does not exceed 5% of the Company’s outstanding securities of the same class;

(iv)

The trade is made through an investment dealer registered in a jurisdiction in Canada;

(v)

The investment dealer executes the trade through any of the over-the-counter markets in the United States;

(vi)

There has been no unusual effort made to prepare the market or create a demand for the Securities;

(vii)

No extraordinary commission or other consideration is paid to a person for the trade;

(viii)

If the person trading the Securities is an insider of the Company, the person reasonably believes that the Company is not in default of securities legislation; and

(ix)

All certificates representing the Securities bear the Canadian restrictive legend set out in Section 13(1) of MI 51-105.

(h)

No Intention to Trade in Canada. As of the date hereof, the Purchaser represents and warrants to the Seller that it does not presently intend to trade the Securities in or from a jurisdiction in Canada. If, after the date hereof, the Purchaser does intend to trade the Securities in or from a jurisdiction in Canada, it will, prior to any such trade, resubmit all certificates representing the Securities to the Company for purposes of having the legend set out in Section 13(1) of MI 51-105 endorsed on such certificates.

(i)

Compliance with Resale Restrictions. The Purchaser acknowledges that it is the Purchaser’s obligation to ensure compliance with the resale restrictions, if any, applicable at the time the Purchaser wishes to sell or trade any of the Shares under applicable securities laws and that it is not the obligation of the Seller to keep the Purchaser informed of the applicable resale restrictions. The Purchaser further acknowledge that the Seller has advised them to consult with the Seller’s own legal advisers before selling or trading the Shares to ensure compliance with all applicable laws.

(j)

Accredited Investor.  The Purchaser is an “accredited investor” as that term is defined in Rule 501 promulgated under the Securities Act.

(k)

No Public Offering.  The Purchaser was not: (i) offered or sold any of the Securities by any form of general solicitation or general advertising, as those terms are used in Regulation D of the Securities Act; or (ii) otherwise offered or sold any of the Securities in any manner constituting a “public offering” as such term is used in and construed under Section 4(a)(2) of the Securities Act.

ARTICLE IV

OTHER AGREEMENTS OF THE PARTIES

4.1

Restricted Securities; Transfers on Restrictions.  The Purchaser understands that (i) the Securities are characterized as “restricted securities” under the U.S. federal securities laws; (ii) the Securities have not been and, except as otherwise provided herein, will not be registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless subsequently registered thereunder unless pursuant to an exemption from such registration, (iii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144, and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the Commission promulgated thereunder; and (iv) unless sold pursuant to a registration statement that has been declared effective under the Securities Act or in compliance with Rule 144, the Seller and the Company requires that the Securities bear a legend referring to the foregoing restrictions (it being agreed that if the Securities are not certificated, other appropriate restrictions shall be implemented to give effect to the foregoing).  The Purchaser understands and agrees that the Company will make a notation in its records of the above described restrictions on transfer and restrictive legends, and the Company may refuse to register any sale or transfer of the Securities or to remove any restrictive legend, unless (i) such sale or transfer is made pursuant to an effective registration under the U.S. Securities Act and applicable state securities laws or (ii) there is an available exemption from such registration requirements and the Purchaser furnishes the Company with an opinion of counsel of such standing, and in such form and substance, as are reasonably satisfactory to the Company

4.2

Integration.  The Seller shall not, and shall use its reasonable best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Purchaser.

4.3

 Compliance with Resale Restrictions. The Purchaser acknowledges that it is the Purchaser’s obligation to ensure compliance with the resale restrictions, if any, applicable at the time the Purchaser wishes to sell or trade any of the Shares under applicable securities laws and that it is not the obligation of the Seller to keep the Purchaser informed of the applicable resale restrictions. The Purchaser further acknowledge that the Seller has advised them to consult with the Seller’s own legal advisers before selling or trading the Shares to ensure compliance with all applicable laws.

ARTICLE V

MISCELLANEOUS

5.1

Fees and Expenses.  Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

5.2

Entire Agreement.  The Transaction Documents, together with the Exhibits thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.  At or after the Closing, and without further consideration, the Seller will execute and deliver to the Purchaser such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

5.3

Notices.  All notices or other communications or deliveries required or permitted to be provided under this Agreement shall be in writing and shall be deemed effectively given: (a) upon actual receipt by the party to which such notice is required to be given, (b) when sent by confirmed facsimile if sent before 5:00 P.M., and if after 5:00 P.M., then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. The addresses and facsimile numbers for such notices and communications are those set forth on the signature pages hereof, or such other address or facsimile number as may be designated in writing hereafter upon five (5) days notice, in the same manner, by such Person.

5.4

Amendments; Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Seller and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought.

5.5

Construction.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

5.6

Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Seller and the Purchaser may not assign this Agreement or any of their respective rights or obligations hereunder without the prior written consent of the other party hereto.

5.7

No Third-Party Beneficiaries Other than Company.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except that the Company is an intended third party beneficiary of the representations, warranties, covenants and agreements of the Seller and the Purchaser set forth in Article III, Article IV and Section 5.12 of this Agreement, which representations, warranties, covenants and agreements may be relied upon and enforced by the Company as if they had been made to the Company as a party to this Agreement..

5.8

Governing Law; Venue; Waiver Of Jury Trail.  THE CORPORATE LAWS OF THE STATE OF DELAWARE SHALL GOVERN ALL ISSUES CONCERNING THE RELATIVE RIGHTS OF THE COMPANY AND ITS STOCKHOLDERS. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. THE SELLER AND PURCHASER HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE BROUGHT BY THE SELLER OR PURCHASER HEREUNDER, IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVE, AND AGREE NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING BROUGHT BY THE SELLER OR PURCHASER, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, OR THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER.  EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF.  NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW.  THE SELLER AND PURCHASER HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

5.9

Survival.  The representations, warranties, agreements and covenants contained herein shall survive the Closing.

5.10

Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile or electronic transmission, including via PDF, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or electronic signature page were an original thereof.

5.11

Severability.  If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

5.12

Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Seller will be entitled to specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation (other than in connection with any action for a temporary restraining order) the defense that a remedy at law would be adequate.

 [SIGNATURE PAGES TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SELLER:

RASMUS NORLING

By:  /s/ Rasmus Norling

Address for Notice:

Rasmus Norling

2067 Calle Espana Apt. 2

San Juan, PR  00911

Purchaser Signature Page

By its execution and delivery of this signature page, the undersigned Purchaser hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of December 31, 2014 (the “Purchase Agreement”) by and between Rasmus Norling and the Purchaser (as defined therein), as to the number of shares of Common Stock set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.  Capitalized terms used but not defined rein shall have the meaning assigned to them in the Purchase Agreement.

Name of Purchaser:

Mitchell Miller

By:

/s/ Mitchell Miller

Name:

Address:  103 De Diego Ave. Apt. 601

Buzon 607

San Juan, PR  00911

Number of Shares: 20,350,000

Aggregate Purchase Price: $4,273,500

PROMISSORY NOTE

$4,273,500	December 31, 2014

FOR VALUE RECEIVED, MITCHELL MILLER, (“Borrower”), promises to pay to the order of RASMUS NORLING, (“Creditor), the principal sum of four million two hundred and seventy-three thousand five hundred dollars ($4,273,500) together with interest until paid as set forth in this Note.

1.

Repayment; Interest Rate.

(a) Interest only shall be due and payable on the unpaid principal balance, and on any accrued interest that was unpaid when otherwise due in arrears on each December 30 during the term of the loan, commencing on December 30, 2015, and continuing until the entire principal and interest due hereunder has been repaid.

(b)

On December 30, 2023, this Note shall mature, and the Borrower shall pay the Creditor the entire principal balance and all accrued and unpaid interest hereunder.

(c)

Interest shall accrue at the rate of one and seventy-two hundredths percent (1.72%) per annum, and shall be compounded annually on each December 30 to the extent not paid when due.

(d)

Interest on this Note shall be calculated on the basis of a 365 day per year factor applied to the actual days on which there exists an unpaid principal balance due under this Note.

2.

Application of Payments.  All payments made hereunder shall be applied first to the accrued and unpaid interest then due and secondly to the amount of unpaid principal.

3.

Payments.  All payments shall be made in U.S. dollars in immediately available funds without set-off or counterclaim or deduction of any kind on the due dates of such payments.  Payments shall be made to the address set forth herein for notices to Creditor.  Any payments by check shall be accepted subject to collection in immediately available funds.  Payments shall be applied to interest, principal and then any other amounts due in such order as Creditor may determine in Creditor’s discretion.

4.

Prepayment.  Borrower shall be privileged to prepay this Note in whole or in part at any time without premium.  All partial prepayments shall be applied in inverse order of maturity.

5.

Collection Costs.  Borrower shall pay all costs and expenses of administering and enforcing this Note, including without limitation any and all costs and expenses of collecting the amounts due under this Note and exercising Creditor’s rights and remedies under any guaranties and security agreements in favor of Creditor relating to this Note, and any other costs and expenses incurred by Creditor after the occurrence of any default under this Note, and regardless of whether an Event of Default shall have been declared, including, without limitation, any and all such costs and expenses incurred by Creditor in or relating to any bankruptcy or insolvency proceedings (collectively, the “Collection Costs”).  Collection Costs include, without limitation, all of Creditor’s attorney’s fees, paralegal fees and litigation expenses of any kind.

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6.

Default; Acceleration.  The occurrence of any of the following events shall be an “Event of Default:”  (a) the failure of Borrower to make any payment of principal or interest or other amounts properly due under this Note when due; (b) if Borrower shall default in the payment or performance of any other obligation or indebtedness of Borrower to Creditor; (c) if any certificate, statement, representation or warranty made by Borrower to Creditor in connection with this Note or the indebtedness evidenced hereby or any security therefor shall have been false, inaccurate, incomplete in any material respect, or shall have been breached, when made; (d) the entry of a judgment against Borrower; (e) the issuing of any attachment of garnishment, or the filing of any lien, against any property of Borrower or if any property of Borrower shall be subject to any Federal or state forfeiture proceedings; (f) if Borrower shall allege any invalidity, illegality, or unenforceability of this Note or the indebtedness evidenced hereby; (g) if Borrower shall apply for or consent to the appointment of a receiver, trustee or liquidator of Borrower or any of Borrower’s property, admit in writing Borrower’s inability to pay Borrower’s debts as they mature, make a general assignment for the benefit of creditors, be adjudicated bankrupt or insolvent, file a voluntary petition in bankruptcy or a petition or an answer seeking reorganization or an arrangement with creditors or to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or file an answer admitting the material allegations of a petition filed against Borrower in any proceeding under any such law; or (h) the determination by Creditor that a material adverse change has occurred in the financial or operating condition of Borrower from the condition of Borrower on the date hereof.  Upon the occurrence of an Event of Default, the unpaid principal with interest and all other sums evidenced by this Note shall, at the option of Creditor and in Creditor’s sole discretion, become immediately due and payable.

7.

Notices.  Any notice or demand required or permitted by or in connection with this Note shall be in writing and shall be made by telecopy, or by hand delivery, or by overnight delivery service, or by certified mail, return receipt requested, postage prepaid, addressed to the parties at the appropriate address set forth below or to such other address as may be hereafter specified by written notice by the parties to each other.  Notice shall be considered given as of the earlier of the date of actual receipt, or the date of the telecopy or hand delivery, one (1) business day after delivery to an overnight delivery service, or three (3) business days after the date of mailing, independent of the date of actual delivery or whether delivery is ever in fact made, as the case may be, provided the giver of notice can establish that notice was given as provided herein.  Notwithstanding the aforesaid procedures, any notice or demand upon Borrower, in fact received by Borrower, shall be sufficient notice or demand.

If to Creditor:	Rasmus Norling
2067 Calle Espana Apt. 2
San Juan, PR 00911

If to Borrower:	Mitchell Miller
103 De Diego Ave. Apt. 601
Buzon 607
San Juan, PR 00911

8.

Certain Waivers.  As to this Note, Borrower waives all applicable exemption rights, whether under any state constitution, homestead laws or otherwise, and also waives valuation and appraisement, presentment, notice of dishonor, and protest, notice of demand and nonpayment of this Note, and notice of acceleration and expressly agrees that the maturity of this Note, or any payment under this Note, may be extended from time to time without in any way affecting the liability of Borrower.  If Creditor transfers this Note to another holder who takes this Note for value and without actual knowledge of a claim or defense of the Borrower against any prior holder of this Note, such transferee shall not be subject to any claims, set-offs or defenses that Borrower may have against any holder of this Note prior to such transfer, and such transferee shall have all of the rights of a holder in due course against Borrower even if, absent this provision, such transferee would not qualify as a holder in due course under applicable law.

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9.

Preservation of Creditor Rights.  No failure on the part of Creditor to exercise any right or remedy hereunder, whether before or after the happening of an Event of Default, shall constitute a waiver thereof, and no waiver of any past Event of Default shall constitute waiver of any future default or of any other Event of Default.  No failure to accelerate the indebtedness evidenced hereby by reason of any Event of Default hereunder, or acceptance of a past due installment, or indulgence granted from time to time, shall be construed to be a waiver of the right to insist upon prompt payment thereafter or to impose late charges retroactively or prospectively, or shall be deemed to be a novation of this Note or as a reinstatement of the indebtedness evidenced hereby or as a waiver of such right or acceleration or any other right, or be construed so as to preclude the exercise of any right that Creditor may have, whether by the laws of the State of New York, by agreement, or otherwise; and Borrower and each endorser or guarantor hereby expressly waives the benefit of any statute or rule of law or equity that would produce a result contrary to or in conflict with the foregoing.  This Note may not be changed orally, but only by an agreement in writing signed by the party against whom such agreement is sought to be enforced.

10.

New York Law.  This Note shall be governed by the laws of the State of New York.

11.

Interest Rate Limitations.  If the rate of interest provided in this Note would exceed the maximum legal rate of interest under applicable law for the indebtedness evidenced by this Note, then the rate of interest on this Note shall be automatically reduced, effective on and as of the date of this Note, to the highest rate of interest that would not exceed such maximum legal rate and any amounts paid in excess of such maximum shall be deemed to be voluntary prepayments of the principal of this Note.

12.

Jurisdiction; Venue.  Borrower hereby irrevocably consents to the non-exclusive personal jurisdiction of the courts of the State of New York and, if a basis for federal jurisdiction exists, the non-exclusive jurisdiction of the United States District Court for the Southern District of New York.  Borrower agrees that venue shall be proper in any circuit court of the State of New York selected by Creditor or, if a basis for federal jurisdiction exists, in any Division of the United States District Court for the  Southern District of New York.  Borrower waives any right to object to the maintenance of any suit or claim in any of the state or federal courts of the State of New York on the basis of improper venue or of inconvenience of forum.  Any suit or claim brought by Borrower against Creditor that is based, in whole or in part, directly or indirectly, on this Note or any matters relating to this Note, shall be brought in a court only in the State of New York.  Borrower shall not file any counterclaim against Creditor in any suit or claim brought by Creditor against Borrower in a jurisdiction outside of the State of New York unless under the rules of the court in which Creditor brought such suit or claim the counterclaim is mandatory, and not permissive, and would be considered waived unless filed as a counterclaim in the claim or suit instituted by Creditor against Borrower.  Borrower agrees that any forum outside the State of New York is an inconvenient forum and that a suit brought by Borrower against Creditor in any court outside the State of New York should be dismissed or transferred to a court located in the State of New York.

13.

Severability.  In case any provision (or any part of any provision) contained in this Note shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision (or remaining part of the affected provision) of this Note, but this Note shall be construed as if such invalid, illegal, or unenforceable provision (or part thereof) had never been contained herein but only to the extent such provision (or part thereof) is invalid, illegal, or unenforceable.

14.

Time.  Time is of the essence of this Note.

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15.

WAIVER OF JURY TRIAL.  BORROWER WAIVES ALL RIGHTS TO TRIAL BY JURY OF ANY CLAIMS OF ANY KIND ARISING UNDER OR RELATING IN ANY WAY TO THIS NOTE.  BORROWER ACKNOWLEDGES THAT THIS IS A WAIVER OF A LEGAL RIGHT AND REPRESENTS THAT THIS WAIVER IS MADE KNOWINGLY AND VOLUNTARILY AFTER CONSULTATION WITH COUNSEL OF BORROWER’S CHOICE OR THE OPPORTUNITY TO CONSULT WITH COUNSEL OF BORROWER’S CHOICE.  BORROWER AGREES THAT ALL SUCH CLAIMS SHALL BE TRIED BEFORE A JUDGE OF A COURT HAVING JURISDICTION, WITHOUT A JURY.

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IN WITNESS WHEREOF, and intending to be legally bound hereby Borrower executes this Note as of the date first written above.

MITCHELL MILLER

By: /s/ Mitchell Miller

Mitchell Miller

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